SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Civeo Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

17878Y108
(CUSIP Number)

July 6, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 18 Page)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17878Y108	13G/A	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,010,968
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,010,968
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,010,968
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 17878Y108	13G/A	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,010,968
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,010,968
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,010,968
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 17878Y108	13G/A	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,371,956
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,371,956
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,371,956
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 17878Y108	13G/A	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,371,956
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,371,956
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,371,956
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 17878Y108	13G/A	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,382,924
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,382,924
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,382,924
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 17878Y108	13G/A	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 419,886
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 419,886
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,886
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 17878Y108	13G/A	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 419,886
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 419,886
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,886
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 17878Y108	13G/A	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON CSCP III Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 419,886
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 419,886
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,886
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 17878Y108	13G/A	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,802,810
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,802,810
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,802,810
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 17878Y108	13G/A	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,802,810
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,802,810
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,802,810
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 17878Y108	13G/A	Page 12 of 18 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Civeo Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 9 Three Allen Center, 333 Clay Street, Suite 4980, Houston, Texas 77002.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i)	Centerbridge Credit Partners, L.P., a Delaware limited partnership ("CCP"), with respect to the Common Shares (as defined in Item 2(d) below) beneficially owned by it;
(ii)	Centerbridge Credit Partners General Partner, L.P., a Delaware limited partnership ("CCPGP"), as general partner of CCP, with respect to the Common Shares beneficially owned by CCP;
(iii)	Centerbridge Credit Partners Master, L.P., a Cayman Islands exempted limited partnership ("CCPM"), with respect to the Common Shares beneficially owned by it;
(iv)	Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership ("CCPOGP"), with respect to the Common Shares beneficially owned by CCPM;
(v)	Centerbridge Credit Cayman GP Ltd., a Cayman Islands exempted company ("CCCGP") as general partner of each of CCPGP and CCPOGP, with respect to the Common Shares beneficially owned by CCP and CCPM;
(vi)	Centerbridge Special Credit Partners III, L.P., a Delaware limited partnership ("CSCPIII"), with respect to the Common Shares beneficially owned by it;
(vii)	Centerbridge Special Credit Partners General Partner III, L.P., a Delaware limited partnership ("CSCPGPIII"), with respect to the Common Shares beneficially owned by CSCPIII;
(viii)	CSCP III Cayman GP Ltd., a Cayman Islands exempted company ("CSCPIIICGP") as general partner of CSCPGPIII, with respect to the Common Shares beneficially owned by CSCPIII;
(ix)	Mark T. Gallogly ("Mr. Gallogly"), a United States citizen, who indirectly, through various intermediate entities controls CCP , CCPM and CSCPIII; and
(x)	Jeffrey H. Aronson ("Mr. Aronson"), a United States citizen, who indirectly, through various intermediate entities controls CCP, CCPM and CSCP III.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, NY 10152.

CUSIP No. 17878Y108	13G/A	Page 13 of 18 Pages

Item 2(c).	CITIZENSHIP

CCP, CCPGP, CCPOGP, CSCPIII and CSCPGPIII are limited partnerships organized under the laws of the State of Delaware. CCPM is an exempted limited partnership organized under the laws of the Cayman Islands. CCCGP and CSCPIIICGP are exempted companies organized under the laws of the Cayman Islands. Messrs. Gallogly and Aronson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Shares, no par value (the "Common Shares").

Item 2(e).	CUSIP NUMBER

17878Y108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________________

CUSIP No. 17878Y108	13G/A	Page 14 of 18 Pages

Item 4.	OWNERSHIP

This Schedule 13G reports beneficial ownership of the Common Shares beneficially owned by the Reporting Persons as of the date hereof.

A.	Centerbridge Credit Partners, L.P. and Centerbridge Credit Partners General Partner, L.P.
	(a)	Amount beneficially owned: 3,010,968
	(b)	Percent of class: 2.8%. The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon the 108,084,356 Common Shares issued and outstanding as of July 25, 2016, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on July 29, 2016.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 3,010,968
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 3,010,968
CCP has the power to dispose of and the power to vote the Common Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner and by CCCGP, the general partner of CCPGP. Neither of CCPGP nor CCCGP directly owns any of the Common Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Common Shares beneficially owned by CCP. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCCGP or by any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of CCPGP and CCCGP expressly disclaims beneficial ownership of the Common Shares owned by CCP.

B.	Centerbridge Credit Partners Master, L.P. and Centerbridge Credit Partners Offshore General Partner, L.P.
	(a)	Amount beneficially owned: 5,371,956
	(b)	Percent of class: 5.0%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 5,371,956
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 5,371,956
CCPM has the power to dispose of and the power to vote the Common Shares beneficially owned by it, which powers may also be exercised by CCPOGP, its general partner, and CCCGP, the general partner of CCPOGP. Neither CCPOGP nor CCCGP directly owns any of the Common Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Common Shares beneficially owned by CCPM. However, none of the foregoing should be construed in and of itself as an admission by CCPOGP or CCCGP or by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, each of CCPOGP and CCCGP expressly disclaims beneficial ownership of Common Shares owned by CCPM.

C.	Centerbridge Credit Cayman GP Ltd.
	(a)	Amount beneficially owned: 8,382,924
	(b)	Percent of class: 7.8%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 8,382,924
		(iii)	Sole power to dispose or direct the disposition: -0-

CUSIP No. 17878Y108	13G/A	Page 15 of 18 Pages

(iv)	Shared power to dispose or direct the disposition: 8,382,924
CCCGP, the general partner of CCPGP and CCPOGP, the general partners of CCP and CCPM, respectively, has the power to dispose of and the power to vote the Common Shares beneficially owned by CCP and CCPM. CCCGP does not directly own any of the Common Shares. By reason of the provisions of Rule 13d-3 of the Act, CCCGP may be deemed to beneficially own the Common Shares beneficially owned by CCP and CCPM. However, none of the foregoing should be construed in and of itself as an admission by CCCGP or by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, CCCGP expressly disclaims beneficial ownership of Common Shares owned by CCP and CCPM.

D.	Centerbridge Special Credit Partners III, L.P., Centerbridge Special Credit Partners General Partner III, L.P. and CSCP III Cayman GP Ltd.
	(a)	Amount beneficially owned: 419,886
	(b)	Percent of class: 0.4%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 419,886
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 419,886
CSCPIII has the power to dispose of and the power to vote the Common Shares beneficially owned by it, which powers may also be exercised by CSCPGPIII, its general partner and by CSCPIIICGP, the general partner of CSCPGPIII. Neither of CSCPGPIII nor CSCPIIICGP directly owns any of the Common Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Common Shares beneficially owned by CSCPIII. However, none of the foregoing should be construed in and of itself as an admission by CSCPGPIII or CSCPIIICGP or by any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of CSCPGPIII and CSCPIIICGP expressly disclaims beneficial ownership of the Common Shares owned by CSCPIII.

E.	Mark T. Gallogly and Jeffrey Aronson
	(a)	Amount beneficially owned: 8,802,810
	(b)	Percent of class: 8.1%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 8,802,810
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 8,802,810
Messrs. Gallogly and Aronson, indirectly, through various intermediate entities controls CCP, CCPM and CSCPIII and, share power to vote the Common Shares beneficially owned by CCP, CCPM and CSCPIII. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the Common Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Common Shares beneficially owned by CCP, CCPM and CSCPIII. However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of the Common Shares owned by any of CCP, CCPM and CSCPIII.

CUSIP No. 17878Y108	13G/A	Page 16 of 18 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 17878Y108	13G/A	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 11, 2016

CENTERBRIDGE CREDIT PARTNERS, L.P.

By: Centerbridge Credit Partners General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS

MASTER, L.P.

By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS

OFFSHORE GENERAL PARTNER, L.P.

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

--------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP LTD. /s/ Jeffrey H. Aronson ----------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III, L.P.

By: Centerbridge Special Credit Partners General Partner III, L.P., its general partner

By: CSCP III Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.

By: CSCP III Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CSCP III CAYMAN GP LTD. /s/ Jeffrey H. Aronson ------------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory

MARK T. GALLOGLY /s/ Mark T. Gallogly -------------------------------------
JEFFREY H. ARONSON /s/ Jeffrey H. Aronson -------------------------------------

CUSIP No. 17878Y108	13G/A	Page 18 of 18 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: August 11, 2016

CENTERBRIDGE CREDIT PARTNERS, L.P.

By: Centerbridge Credit Partners General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS

MASTER, L.P.

By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS

OFFSHORE GENERAL PARTNER, L.P.

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

--------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP LTD. /s/ Jeffrey H. Aronson ----------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III, L.P.

By: Centerbridge Special Credit Partners General Partner III, L.P., its general partner

By: CSCP III Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.

By: CSCP III Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CSCP III CAYMAN GP LTD. /s/ Jeffrey H. Aronson ------------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory

MARK T. GALLOGLY /s/ Mark T. Gallogly -------------------------------------
JEFFREY H. ARONSON /s/ Jeffrey H. Aronson -------------------------------------